Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Israel Investor Contact:
Nava Ladin
Gelbart Kahana Investor Relations
+972-3-6074717
nava@gk-biz.com

GIVEN IMAGING REPORTS THIRD QUARTER 2013 FINANCIAL RESULTS

- Third Quarter 2013 Revenues Increase by 10% to a Record $50 Million –

- PillCam SB Capsules Sales Climb to a Record 63,500 in the Quarter –

-  Third Quarter 2013 GAAP EPS Increases 5% to $0.20, Non-GAAP EPS Unchanged at $0.25 –

- Record Third Quarter 2013 GAAP and Non-GAAP Net Income $6.5 Million and $8.2 Million, Respectively -

YOQNEAM, Israel, November 5, 2013 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the third quarter ended September 30, 2013.

Revenues were $50.0 million in the third quarter of 2013, an increase of 10 percent compared to $45.4 million in the third quarter of 2012.  Gross margin on a GAAP-basis in the third quarter of 2013 was 77.5 percent, unchanged from the third quarter of 2012.  Gross margin on a non-GAAP-basis in the third quarter of 2013 was 78.3 percent, also unchanged from third quarter of 2012.

On a GAAP-basis, operating profit was $6.4 million in the third quarter of 2013, compared to $6.5 million in the third quarter of 2012. Non-GAAP operating profit was $8.3 million in the third quarter of 2013, compared to $8.5 million in the same period in 2012.

On a GAAP-basis, net income for the third quarter of 2013 increased eight percent to $6.5 million, or $0.20 per share, compared to net income of $6.0 million, or $0.19 per share, in the same period in 2012.  On a non-GAAP-basis, net income for the third quarter of 2013 was $8.2 million or $0.25 per share on a fully diluted basis, up 4% from net income of $7.9 million, or $0.25 per share on a fully diluted basis in the third quarter of 2012.

A reconciliation of GAAP results to non-GAAP results is attached.

Cash generated from operating activities in the third quarter of 2013 was $11.7 million. Cash and cash equivalents, short-term investments and marketable securities on September 30, 2013 totaled $142.4 million.

“We are very pleased that we achieved quarterly revenue of $50 million for the first time ever, in addition to solid earnings and cash flow this quarter,” said Homi Shamir, president and CEO, Given Imaging Ltd.  “2013 has proven to be a pivotal year for Given Imaging both financially as well as in terms of our progress in achieving several critical milestones. PillCam SB3 was cleared in the U.S., as well as Japan where we also obtained approval for PillCam COLON. The momentum should continue with our plans to launch PillCam COLON in Japan in the first half of 2014 upon obtaining reimbursement, and obtain FDA clearance for PillCam COLON, which we expect this quarter.   These achievements should have a positive impact on 2014 sales.”

Third Quarter 2013 Revenue Analysis

Revenues in the Americas region in the third quarter of 2013 increased nine percent to $31.1 million from $28.6 million in the same period in 2012.  Revenues in the EMEA region increased 26 percent to $12.7 million compared to $10.1 million in the same period in 2012.  APAC revenues decreased by six percent to $6.2 million, compared to $6.6 million in the same period in 2012 mainly due to the negative impact of the devaluation of the Japanese Yen against the U.S. dollar.

Worldwide PillCam SB sales increased by nine percent to 63,500 capsules in the third quarter of 2013, compared to 58,200 capsules in the same period in 2012. PillCam SB sales in the Americas region increased by seven percent to 37,500 capsules in the third quarter of 2013, compared to 35,000 capsules in the third quarter of 2012.  PillCam SB sales in the EMEA region increased by 17 percent to 16,600 capsules, compared to 14,100 capsules in the third quarter of 2012, while PillCam SB sales in the APAC region increased by two percent to 9,400 capsules, compared to 9,200 capsules in the same period in 2012.

Worldwide sales of functional GI diagnostics (GIFD) products increased by 15 percent to $15.3 million in the third quarter of 2013 compared to $13.2 million in the same period in 2012.  Sales of GIFD products the third quarter of 2013 included $0.7 million of sales of SmartPill products. SmartPill was acquired by the Company in the fourth quarter of 2012. In the Americas region, functional GI diagnostics product revenue increased by twelve percent in the third quarter of 2013 to $12.1 million compared to $10.8 million in the same period in 2012. Functional GI diagnostics revenue in the EMEA region increased by 36 percent to $2.4 million, while revenue in the APAC region was $0.8 million, an increase of 23 percent compared to the same quarter last year.

Operating expenses increased by 13% to $32.4 million, and by 14% to $30.8 on a GAAP and non-GAAP basis, respectively. The increase is mainly due to accelerated investment in sales and marketing activities related to the recent launch of PillCam SB3 capsule and PillCam Recorder DR3 and in anticipation of the launch of PillCam COLON capsule in several markets, particularly in Japan.  In addition, the U.S. medical device tax also affected 2013 third quarter results compared to the same quarter of last year. The adverse effect on earnings of these accelerated investments, medical device tax and currency exchange rates was approximately $0.03 per share.

Supplemental third quarter data can be found at www.givenimaging.com in the Investor Relations section.

Nine Month Financial Results

For the nine month period ended September 30, 2013, revenues increased by six percent to $140.1 million compared to $131.8 million in the same period last year.  Revenues in the Americas region in the first nine months of 2013 increased by two percent to $85.7 million from $83.9 million in the same period last year.  Revenues in the EMEA region increased by 17 percent to $36.9 million compared to $31.6 million in the same period last year.  APAC revenues increased by seven percent to $17.5 million, compared to $16.3 million in the same period in 2012.

Worldwide PillCam SB sales increased by four percent to 180,900 capsules in the first nine months of 2013, compared to 173,900 capsules in the same period last year.  PillCam SB sales in the Americas region were approximately 104,300 capsules, a decrease of one percent compared to 105,200 capsules that were sold in the first nine months of 2012.  PillCam SB sales in the EMEA region increased by 11 percent to 49,600 capsules, compared to 44,700 capsules in the first nine months of 2012, while PillCam SB sales in the APAC region increased by 12 percent to 27,000 capsules, compared to 24,000 capsules in the same period in 2012.

Worldwide sales of Given Imaging’s GIFD products increased by nine percent to $41.5 million in the first nine months of 2013 compared to $38.2 million in the same period last year. Sales of GIFD products in the first nine months of 2013 included $2.0 million of sales of SmartPill products.  In the Americas region, GIFD products revenue increased by six percent in the first nine months of 2013 to $32.6 million compared to $30.7 million in the same period last year.  Functional GI diagnostics products revenue in the EMEA region increased 31 percent to $6.9 million, while revenue in the APAC region decreased by six percent to $2.1 million.

Gross margin on a GAAP basis in the first nine months of 2013 was 77.4 percent, compared to 76.8 percent in the same period in 2012.  Gross margin on a non-GAAP basis in the first nine months of 2013 was 78.2 percent, compared to 77.6 percent in the same period in 2012.

On a GAAP basis, operating profit was $11.9 million in the first nine months of 2013, compared to $10.2 million in the same period in 2012. Non-GAAP operating profit was $17.7 million, compared to $16.1 million in the same period in 2012.  On a GAAP basis, net income for the first nine months of 2013 increased 23 percent to $11.4 million, or $0.36 per share, compared to $9.3 million, or $0.29 per share, in the same period last year.  On a non-GAAP basis, net income for the first nine months of 2013 increased 11 percent to $16.6 million, or $0.52 per share on a fully diluted basis, compared to $14.9 million, or $0.48 per share on a fully diluted basis, in the same period in 2012.

Release of “Trapped Profits”

In November 2013, the Company decided to take advantage of a special program initiated by the Israeli Tax Authority that allows Israeli companies to release "trapped profits".  The Company will now pay a reduced tax rate of 10 per cent (instead of 25 per cent) on approximately $54 million of profits for which taxes had not been previously provided. As a result, the Company will record in the fourth quarter a one-time tax expense of approximately $5.4 million.  The Company intends to review possible avenues for the use of the trapped profits in a manner that is in the best interests of the Company and its shareholders.

2013 Guidance

Based on financial results to date and current exchange rates, the Company expects to be at the lower end of its previously-provided annual guidance.

Recent Developments:

PillCam® SB3 Clearance in the U.S. and Japan: The next generation PillCam SB3 recently received marketing clearance by the U.S. Food and Drug Administration and Japan’s Pharmaceuticals & Medical Devices Agency. PillCam SB3 is now available in the U.S. and the company plans to begin selling this product in Japan in 2014.

Conference Call / Webcast Information

Given Imaging will host a conference call on Wednesday, November 6, 2013 at 9:00am ET, 4:00pm Israel time to discuss third quarter 2013 financial results. To participate in the teleconference, please dial the following numbers fifteen minutes before the call is scheduled to begin:  U.S. and Canada, 888-428-9490; Israel, 1-80-924-5906.  Callers in other countries should dial 719-457-2627. The call will also be webcast live at www.givenimaging.com.

A replay of the call will be available for two weeks on the company's website, or until November 20, 2013, by dialing 888-203-1112. Callers in Israel should dial 1-80-924-6038. Callers outside of the U.S. and Israel should dial 719-457-0820. The replay participant code is 5153959.

Use of Non-GAAP Measures

This press release provides financial measures for net income and basic and diluted earnings per share that exclude certain items and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare it with historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors.

About Given Imaging Ltd.

Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® capsule endoscope for the small bowel, esophagus and colon. The company also offers industry-leading GI functional diagnostic solutions including ManoScan® high resolution manometry, Bravo® capsule-based pH monitoring, Digitrapper® pH-Z monitoring, and SmartPill® motility monitoring systems. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam, Hong Kong and Brazil. For more information, please visit givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include statements relating to the Company exploring strategic alternatives and considering possible strategic transactions involving the Company. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2012. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

###

Financial Tables Follow

Reconciliation of GAAP and Non-GAAP Financial Measures
UNAUDITED
(In millions except per share data)

	Three Months Ended September 30, 2013
		Cost of			Research	Selling	General
	Net	Goods	gross	Gross	and	and	and	Other	Operating	Operating
	revenues	sold	profit	margin	development	marketing	Administrative	expense	profit	margin
Reported (GAAP)	$50,023	$11,267	$38,756	77.5%	$6,096	$20,542	$5,597	$121	$6,400	12.8%
Excluded items:
Equity related compensation expenses (FAS123R)	-	-	-		(234)	(607)	(610)	-	1,451
Amortization of purchase price allocation	-	(399)	-		-	(93)	-	-	492
After considering items (Non-GAAP)	$50,023	$10,868	$39,155	78.3%	$5,862	$19,842	$4,987	$121	$8,343	16.7%

	Three Months Ended September 30, 2013
		Profit		Net profit
		before	Income	attributable	Diluted
	Finance	taxes	tax	to	earnings
	income	on income	expense	shareholders	per share
Reported (GAAP)	$72	$6,472	$21	$6,451	$0.20
Excluded items:
Equity related compensation expenses (FAS123R)	-	1,451	-	1,451	-
Amortization of purchase price allocation	-	492	167	325	-
After considering items (Non-GAAP)	$72	$8,415	$188	$8,227	$0.25

	Three Months Ended September 30, 2012
		Cost of			Research	Selling	General
	Net	Goods	gross	Gross	and	and	and	Other	Operating	Operating
	revenues	sold	profit	margin	development	marketing	Administrative	expense	profit	margin
Reported (GAAP)	$45,403	$10,199	$35,204	77.5%	$5,185	$17,939	$5,634	$(7)	$6,453	14.2%
Excluded items:
Equity related compensation expenses (FAS123R)	-	-	-		(194)	(696)	(741)	-	1,631
Amortization of purchase price allocation	-	(348)	-		-	(81)		-	429
After considering items (Non-GAAP)	$45,403	$9,851	$35,552	78.3%	$4,991	$17,162	$4,893	$(7)	$8,513	18.7%

	Three Months Ended September 30, 2012
		Profit		Net profit
		before	Income	attributable	Diluted
	Finance	taxes	tax	to	earnings
	income	on income	expense	shareholders	per share
Reported (GAAP)	$215	$6,668	$662	$6,006	$0.19
Excluded items:
Equity related compensation expenses (FAS123R)	-	1,631	-	1,631	-
Amortization of purchase price allocation	-	429	170	259	-
After considering items (Non-GAAP)	$215	$8,728	$832	$7,896	$0.25

Reconciliation of GAAP and Non-GAAP Financial Measures
UNAUDITED
(In millions except per share data)

	Nine Months Ended September 30, 2013
		Cost of			Research	Selling	General
	Net	Goods	gross	Gross	and	and	and	Other	Operating	Operating
	revenues	sold	profit	margin	development	marketing	Administrative	expense	profit	margin
Reported (GAAP)	$140,107	$31,694	$108,413	77.4%	$18,197	$60,958	$17,052	$307	$11,899	8.5%
Excluded items:
Equity related compensation expenses (FAS123R)	-	-	-		(659)	(1,544)	(2,137)	-	4,340
Amortization of purchase price allocation	-	(1,197)	-		-	(279)	-	-	1,476
After considering items (Non-GAAP)	$140,107	$30,497	$109,610	78.2%	$17,538	$59,135	$14,915	$307	$17,715	12.6%

	Nine Months Ended September 30, 2013
		Profit		Net profit
		before	Income	attributable	Diluted
	Finance	taxes	tax	to	earnings
	income	on income	expense	shareholders	per share
Reported (GAAP)	$33	$11,932	$507	$11,425	$0.36
Excluded items:
Equity related compensation expenses (FAS123R)	-	4,340	-	4,340	-
Amortization of purchase price allocation	-	1,476	630	846	-
After considering items (Non-GAAP)	$33	$17,748	$1,137	$16,611	$0.52

	Nine Months Ended September 30, 2012
		Cost of			Research	Selling	General
	Net	Goods	gross	Gross	and	and	and	Other	Operating	Operating
	revenues	sold	profit	margin	development	marketing	Administrative	expense	profit	margin
Reported (GAAP)	$131,754	$30,571	$101,183	76.8%	$18,530	$55,431	$16,839	$163	$10,220	7.8%
Excluded items:
Equity related compensation expenses (FAS123R)	-	-	-		(544)	(1,434)	(2,639)	-	4,617
Amortization of purchase price allocation	-	(1,044)	-		-	(243)		-	1,287
After considering items (Non-GAAP)	$131,754	$29,527	$102,227	77.6%	$17,986	$53,754	$14,200	$163	$16,124	12.2%

	Nine Months Ended September 30, 2012
		Profit		Net profit
		before	Income	attributable	Diluted
	Finance	taxes	tax	to	earnings
	income	on income	expense	shareholders	per share
Reported (GAAP)	$583	$10,803	$1,646	$9,250	$0.29
Excluded items:
Equity related compensation expenses (FAS123R)	-	4,617	-	4,617	-
Amortization of purchase price allocation	-	1,287	514	773	-
After considering items (Non-GAAP)	$583	$16,707	$2,160	$14,640	$0.46

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	September 30	December 31
	2013	2012	2012
Assets

Current assets
Cash and cash equivalents	$30,784	$42,350	$35,442
Short-term investments	88,775	37,162	58,446
Accounts receivable:
Trade	32,104	30,229	31,279
Other	6,922	4,596	4,654
Inventories	24,770	24,988	22,591
Advances to suppliers	1,281	1,416	1,349
Deferred tax assets	2,663	3,613	2,646
Other current assets	3,756	2,630	2,689

Total current assets	191,055	146,984	159,096

Deposits	847	1,046	924

Assets held for employees’ severance payments	9,341	7,264	7,974

Long-term investments	22,820	39,627	30,188

Non-current Inventory	4,854	4,654	6,150

Fixed assets, less accumulated depreciation	11,036	12,516	12,335

Intangible assets, less accumulated amortization	27,930	28,308	30,705

Goodwill	26,942	24,089	26,942

Total Assets	$294,825	$264,488	$274,314

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	September 30	September 30	December 31
	2013	2012	2012
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$-	$44	$38
Accounts payable:
Trade	8,194	8,151	8,756
Other	25,703	27,295	27,091
Deferred income	1,218	559	929
Total current liabilities	35,115	36,049	36,814

Long-term liabilities
Obligation under capital lease, net	69	86	78
Liability in respect of employees’ severance payments	10,235	8,024	8,761
Contingent consideration in respect of business combination	1,195	-	1,038
Deferred tax liabilities	4,045	4,848	4,675
Total long-term liabilities	15,544	12,958	14,552
Total liabilities	50,659	49,007	51,366

Equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 31,842,916, 31,080,876 and 31,007,088
shares issued and fully paid as of September 30, 2013,
December 31, 2012 and September 30, 2012, respectively)	375	367	367
Additional paid-in capital	228,990	216,814	219,103
Capital reserve	1,591	1,591	1,591
Accumulated other comprehensive income	164	188	266
Retained earnings (accumulated deficit)	13,046	(3,479)	1,621
Total Equity	244,166	215,481	222,948

Total liabilities and equity	$294,825	$264,488	$274,314

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Income and Comprehensive Income
In thousands except share and per share data
(Unaudited)

	Nine-month period ended September 30		Three-month period ended September 30		Year ended December 31
	2013	2012	2013	2012	2012
Revenues	$140,107	$131,754	$50,023	$45,403	$180,501

Cost of revenues	(31,694)	(30,571)	(11,267)	(10,199)	(42,971)

Gross profit	108,413	101,183	38,756	35,204	137,530

Operating expenses
Research and development, gross	(19,029)	(19,536)	(6,729)	(5,406)	(25,627)

Government grants	832	1,006	633	221	1,439
Research and development, net	(18,197)	(18,530)	(6,096)	(5,185)	(24,188)

Sales and marketing	(60,958)	(55,431)	(20,542)	(17,939)	(76,272)
General and administrative	(17,052)	(16,839)	(5,597)	(5,634)	(22,746)
Other, net	(307)	(163)	(121)	7	(455)

Total operating expenses	(96,514)	(90,963)	(32,356)	(28,751)	(123,661)

Operating profit	11,899	10,220	6,400	6,453	13,869
Financing income, net	33	583	72	215	847

Profit before taxes
on income	11,932	10,803	6,472	6,668	14,716
Income tax expense	(507)	(1,646)	(21)	(662)	(459)

Net profit	11,425	9,157	6,451	6,006	14,257

Net loss attributable to
non-controlling interest	-	93	-	-	93

Net profit attributable to
shareholders	$11,425	$9,250	$6,451	$6,006	$14,350

Net change in respect of
available for sale securities	(102)	1,073	107	783	1,151
Total comprehensive profit
attributable to shareholders	$11,323	$10,323	$6,558	$6,789	$15,501

Total comprehensive
loss attributable to
non-controlling interest	-	(93)	-	-	(93)

Total comprehensive profit	$11,323	$10,230	$6,558	$6,789	$15,408

Earnings per share

Basic Earnings attributable to
shareholders per Ordinary share	$0.36	$0.30	$0.20	$0.19	$0.47

Diluted Earnings attributable to
shareholders per Ordinary share	$0.36	$0.29	$0.20	$0.19	$0.45

Weighted average number
of Ordinary Shares used to
compute basic Earnings
per Ordinary share	31,448,589	30,791,872	31,660,886	30,982,259	30,853,581

Weighted average number of
Ordinary Shares used to compute
dilute Earnings per Ordinary share	32,060,209	31,475,497	32,385,638	31,403,833	31,563,208

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2013	2012	2013	2012	2012
Cash flows from operating activities:

Net profit	$11,425	$9,157	$6,451	$6,006	$14,257

Adjustments required to reconcile
net profit to net cash provided by
operating activities:

Depreciation and amortization	6,574	6,320	2,195	2,109	8,597
Change in deferred taxes	(647)	(2,589)	21	(394)	(1,795)
Stock based compensation	4,340	4,617	1,451	1,631	6,158
Loss (profit) from disposal of fixed
assets and intangible assets	399	173	174	(3)	484
Unrealized interest on contingent
Consideration	157	-	42	-	-
Decrease (increase) in accounts
receivable – trade	(825)	2,027	(956)	(1,165)	977
Decrease (increase) in accounts
receivable – other	189	1,298	196	829	1,252
Increase in other current assets	(1,067)	(1,257)	(490)	(377)	(1,316)
Decrease (increase) in advances
to suppliers	68	(209)	(425)	383	(142)
increase in inventories	(933)	(1,795)	(978)	(1,111)	(299)
Increase (decrease) in accounts payable	(2,079)	(978)	3,747	1,203	(691)
Increase in deferred income	289	38	43	62	408
Other	436	(44)	239	2	(62)
Net cash provided by operating
Activities	18,326	16,758	11,710	9,175	27,828

Cash flows from investing
activities:
Purchase of fixed assets and
intangible assets	(2,887)	(5,791)	(1,089)	(2,474)	(7,005)
Other long term assets	19	(608)	10	2	(538)
Acquisition of business, net
of cash acquired (1)		-		-	(6,000)
Changes in short term deposits, net	(13,851)	24,906	(11,500)	8,487	4,968
Proceeds from sales and maturity
of marketable securities	246	4,050	-	-	13,343
Investments in marketable securities	(9,774)	(23,781)	(481)	(321)	(24,827)

Net cash provided by (used in)
investing activities	(26,247)	(1,224)	(13,060)	5,694	(20,059)

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Nine-month period ended		Three-month period ended		Year ended
	September 30		September 30		December 31
	2013	2012	2013	2012	2012
Cash flows from financing activities:

Principal payments on capital lease obligation	-	(124)	-	(41)	(129)
Proceeds from the issuance of Ordinary Shares	3,134	3,367	1,455	442	4,115
Purchase of shares from a non-controlling
shareholder in a subsidiary	-	(658)	-	-	(658)

Net cash provided by financing activities	3,134	2,585	1,455	401	3,328

Effect of exchange rate changes on
cash and cash equivalents	129	(54)	46	(11)	60

Increase (decrease) in cash and cash
equivalents	(4,658)	18,065	151	15,259	11,157
Cash and cash equivalents at beginning
of period	35,442	24,285	30,633	27,091	24,285

Cash and cash equivalents at end of period	$30,784	$42,350	$30,784	$42,350	$35,442

Supplementary cash flow information

Income taxes paid	$2,301	$2,054	$313	$897	$2,883